Exhibit 99.1

Jowell Global Ltd. Reports Full Year 2020 Financial Results

-- Full year revenue approximately $96.88 million, up 56.81% year over year

-- Full year net income approximately $3.59 million, up 180.47% year over year

Shanghai, China, May 10, 2021 (GLOBE NEWSWIRE) -- Jowell Global Ltd. (“JWEL” or the “Company”) (NASDAQ: JWEL), a company which operates one of China’s leading cosmetics, health and nutritional supplements and household products e-commerce platforms Juhao Mall, today announced its financial results for the full year ended December 31, 2020.

Full Year 2020 Highlights

●	Total net revenues for the full year of 2020 increased by 56.81% year over year to $96.88 million from $61.78 million in 2019.

●	Sales of cosmetic products increased by about $0.23 million or 1.25% in 2020 as compared to 2019. Sales generated from health and nutritional supplements products increased by about $29.70 million or 131.00% in 2020 as compared to 2019. Sales generated from Household products increased by about $5.10 million or 24.72% in 2020 as compared to 2019.

●	The number of VIP members who have registered on JWEL’s platform increased by 26.28% year over year to 1.97 million from 1.56 million in 2019. The number of merchants who have opened their own stores on JWEL’s platform also grew to 178 merchants in 2020 from 169 merchants in 2019.

●	Net income for the full year of 2020 increased by 180.47% year over year to $3.59 million from $1.28 million in 2019.

	For the Fiscal Years Ended December 31
($ millions, except for percentages and per share data; differences due to rounding)	2020	2019	% Change
Revenue	$96.88	$61.78	56.81%
Income from operations	$5.11	$1.70	200.59%
Net income	$3.59	$1.28	180.47%
Earnings per share	$0.17	$0.06	183.33%

Mr. Zhiwei Xu, Chief Executive Officer and Chairman of Jowell Global Ltd., commented: “We are delighted to have finished the year of 2020 with strong financial and operational results. The growth in the number of VIP members and merchants on our platform continued to accelerate in 2020, with an increase of26.28% and 5.33% year over year. We believe we are industry frontrunners in turning data insight into valuable business intelligence in China. In April 2021, the Company officially launched its “Juhao Best Choice” community group-buying store initiative to also grasp the business growth opportunities presented by China’s huge offline retail market. Looking ahead, we will continue to be keenly focused on innovating and developing new solutions for our e-commerce platform and offline services to cater to the diversified needs of a broader customer base, aiming to further expand our market share in China.”

Ms. Mei Cai, Chief Financial Officer, further commented: “We continued to deliver accelerated topline growth in the fiscal year 2020, driven by strong growth from the sales of our health and nutritional supplements products. With the increased health awareness due to the outbreak of COVID-19, consumers have shown much more interest in purchasing and consuming our health and nutritional supplement products during the pandemic. Furthermore, due to government-imposed stay home orders in early 2020 and the fear of infection during the outbreak of COVID-19, a significant portion of the consumers’ demands fulfilled through traditional brick and mortar stores before the pandemic were replaced by online purchases through online stores. This dramatic change in consumer’s behavior benefits us as an online retailer and led to increase in sales in the health and nutritional supplements as well as our household products. Our revenue and net income posted significant increase of 56.81% and 180.47% on a year-over-year basis, demonstrating enhanced profitability. The increase in quantity sold of health and nutritional supplements products and the spread of COVID-19 that had raised health related concerns and shifted consumer spending from offline to online have driven these successes and we are committed to continuing to offer value to customers, ultimately generating sustainable return for our shareholders.”

Full year 2020 Financial Results

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China.

The following sets forth the breakdown of our revenue by revenue stream for the year ended December 31, 2020 and 2019, respectively.

	For Fiscal Years Ended December 31				Variance
	2020	%	2019	%	Amount	%
($ millions, except for percentages; differences due to rounding)
Cosmetic products	$18.70	19.30%	$18.47	29.90%	$0.23	1.25%
Health and Nutritional Supplements	52.37	54.06%	22.67	36.70%	29.70	131.00%
Household Products	25.73	26.56%	20.63	33.40%	5.10	24.72%
Other	0.07	0.08%	-	0.00%	0.07	n/a
Total	$96.88	100.00%	$61.78	100.00%	$35.10	56.82%

Cosmetic products. Compared to the year ended December 31, 2019, sales of cosmetic products increased slightly by about $0.23 or 1.25% in 2020. The slight increase in cosmetic products revenue is primarily due to 2.45% increase in weighted average unit price of the products sold and partially offset by slight decrease of 1.18% in the quantity of products sold.

Health and nutritional supplements. Revenue generated from health and nutritional supplements revenue stream increased by about $29.70 million or 131.00% in 2020, comparing to 2019. The significant increase is mainly attributable to the increase in quantity sold of 119.00%. Additionally, the weighted average selling price of products sold in this revenue stream also increased by about 5.47% in 2020 comparing to 2019.

Household products. Comparing to 2019, our household products revenue increased by about $5.10 million or 24.72% in 2020. The increase is primarily attributable to 50.90% increase in weighted average unit price for products sold and is partially offset by 17.40% decrease in quantity sold in 2020. The increase in weighted average unit price for products sold and decrease in quantity of products sold comparing the two periods are mainly due to we sold more higher unit price products such as Longrich energy pot and Longrich water purifier in 2020 than in 2019.

Operating Expenses

Operating expenses primarily consist of cost of sales, fulfilment expenses, marketing expenses and general and administrative expenses. Our total operating expenses increased by about $31.70 million or 52.77% from $60.07 million in 2019 to $91.77 million in 2020. All categories of our operating expenses increased in 2020 comparing to 2019. The increase is attributable to the increase in sales and expansion of our operations.

	For the Year Ended		For the Year Ended
	December 31, 2020		December 31, 2019		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	($ millions, except for percentages; differences due to rounding)

Cost of Sales	$86.40	89.18%	$56.08	90.77%	$30.32	54.07%
Fulfilment expenses	2.27	2.34%	2.12	3.43%	0.15	7.08%
Marketing expenses	1.03	1.06%	0.72	1.17%	0.31	43.06%
General and Administrative Expenses	2.06	2.13%	1.15	1.86%	0.91	79.13%
Total Operating Expenses	$91.77	94.73%	$60.07	97.23%	$31.70	52.77%

Cost of sales. Compared to 2019, cost of sales of cosmetic products increased by about $0.83 million or 5.20% from $17.10 million in 2019 to about $17.90 million in 2020. The increase is due to an increase in the average unit cost of $0.10 or 6.40%. The increase is partially offset by decrease of 0.13 million units or 1.18% in quantity sold in 2020 comparing to 2019. The increase in average unit cost is mainly due to the change in the mix of cosmetic products sold comparing the two periods. In 2020, we sold more high-end products with higher unit cost, including products under our premium brand, Yasi, comparing to 2019.

The cost of sales of health and nutritional supplements increased by about $25.80 million or 122.30% from $21.10 million in 2019 to $46.80 million in 2020. The increase is primarily attributable to increase in quantity of products sold.

The cost of sales of household products increased by about $3.70 million or 20.50% from $18.00 million in 2019 to $21.70 million in 2020. The increase is due to the increase of weighted average unit cost of $0.65 per unit or 45.84% comparing the two years.

Fulfillment expenses. Fulfillment expenses increased by $0.15 million or 7.00% in 2020 compared to 2019. The increase in our fulfillment expenses is primarily attributable to the increase in outbound freight costs resulting from the increased sales.

Marketing expenses. Marketing expenses increased by $0.31 million or 42.20% in 2020 compared to 2019. The increase in marketing expenses is consistent with the increase in sales and was primarily attributable to increase in payroll related expenses as we expanded our business in 2020.

General and administrative expenses. Compared to the 2019, general and administrative expenses increased by $0.92 million or 80.10% in 2020. The increase was primarily attributable to an increase in expenses related to preparation for the Nasdaq listing and initial public offering of approximately $0.90 million in fiscal year 2020.

Income from operations. Incomes from operations in the years ended December 31, 2020 and 2019 were $5.11 million and $1.70 million, respectively. The increase in income from operations is mainly due to the increase in our revenue comparing the two periods. Income from operations accounted for 5.27% and 2.75% of revenue in 2020 and 2019, respectively. The slight increase in income from operations to revenue ratio is mainly attributable to slight decrease in cost of sales and fulfilment expenses as a percentage to revenue.

Income before income taxes. Our income before income taxes was $5.12 million for 2020, an increase of $3.41 million or 199.42% from $1.71 million in 2019. The increase was primarily attributable to the increase in our revenue comparing the two years and slight decrease in cost of sales and fulfillment expenses as a percentages to revenue.

Net Income. Net income was $3.59 million in 2020, compared to $1.28 million in the same period of 2019.

Basic and diluted EPS. Basic and diluted earnings per share were $0.17 in 2020, compared to $0.06 in the same period of 2019.

Recent Development

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores will sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised Love Home Stores (“LHH Stores”).

On April 13, 2021, the Company announced it has entered into a strategic cooperation agreement with ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX:2057) (“ZTO”), a global express delivery service provider. Pursuant to the cooperation agreement signed by the parties, JWEL and ZTO will seek in-depth collaboration in smart logistics and community new retail amid a growing population using mobile internet in the 5G era in China and around the world.

On March 19, 2021, the Company announced the closing of its initial public offering (“IPO”) of 3,714,286 ordinary shares at a price of $7.00 per ordinary share, for total gross proceeds of $26 million before deducting underwriting discounts and offering expenses. The ordinary shares of the Company began trading on March 17, 2021 on NASDAQ Capital Market under the symbol “JWEL”. On March 25, 2021, the Company announced the representative of the underwriters of the Company’s IPO has exercised the full over-allotment option to purchase an additional 557,143 ordinary shares at the IPO price of $7.00 per share. As a result, the Company has raised gross proceeds of approximately $3.9 million, in addition to the IPO gross proceeds of approximately $26 million, before underwriting discounts and offering expenses.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) operates one of China's leading e-commerce platforms for cosmetics, health and nutritional supplements and household products - Juhao Mall. The Company provides its own brand products to customers and sells and distributes other companies' health and nutritional supplements, cosmetics and certain household products on the Juhao Mall platform. In addition, Juhao Mall allows third parties to open their own stores on its platform. The Company has also been selling its products through authorized retail stores all across China, which operate under the brand name of “Love Home Store” or “LHH Store”. For more information, please visit https://www.1juhao.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and worldwide as well as assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

JOWELL GLOBAL LTD

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash	$18,244,055	$11,511
Accounts receivable	306,450	-
Accounts receivable - related parties	682,315	-
Advance to suppliers	2,125,548	149,982
Advance to suppliers - related parties	583,387	8,052,988
Inventories, net	7,398,248	2,487,383
Deferred offering costs	420,968	33,847
Prepaid expenses and other current assets	253,673	454,640
Total current assets	30,014,644	11,190,351

Property and equipment, net	12,794	15,315
Intangible assets, net	34,933	53,773
Right of use lease assets, net	3,674,255	-
Other non-current asset	121,848	-
Deferred tax assets	6,380	-
Total Assets	$33,864,854	$11,259,439

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,688,809	$2,913,271
Trade notes payable	580,896	-
Deferred revenue	1,701,321	1,987,105
Current portion of operating lease liabilities	721,003	-
Accrued expenses and other liabilities	1,209,105	1,796,673
Due to related parties	1,240,008	61,425
Taxes payable	1,011,775	126,319
Total current liabilities	12,152,917	6,884,793

Non-current portion of operating lease liabilities	2,967,193	-
Total liabilities	15,120,110	6,884,793

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0001 par value, 450,000,000 shares authorized, 21,149,425 and 20,000,000 issued and outstanding at December 31, 2020 and 2019, respectively	2,115	2,000
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at December 31, 2020 and 2019	75	75
Additional paid-in capital	14,171,120	4,171,235
Statutory reserves	394,541	94,837
Retained earnings	3,353,031	66,043
Accumulated other comprehensive income	823,862	40,456
Total Stockholders’ Equity	18,744,744	4,374,646

Total Liabilities and Stockholders’ Equity	$33,864,854	$11,259,439

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019
Net Revenues
Revenues - third party	$95,356,627	$61,775,903
Revenues - related party	1,522,546	-
Total Net Revenues	96,879,173	61,775,903

Operating Expenses:
Cost of revenues	(86,404,697)	(56,080,927)
Fulfillment expenses	(2,269,768)	(2,122,041)
Marketing expenses	(1,027,895)	(722,655)
General and administrative expenses	(2,063,997)	(1,145,828)
Total operating expenses	(91,766,357)	(60,071,451)

Income From Operations	5,112,816	1,704,452

Other Income, net	6,106	1,266

Income Before Income Taxes	5,118,922	1,705,718

Provision for Income Taxes	1,532,230	427,359

Net Income	3,586,692	1,278,359

Deemed Dividend to Preferred Shareholders	122,835	46,206

Net Income Attributable to Ordinary Shareholders	$3,463,857	$1,232,153

Earnings Per share – Basic and Diluted	$0.17	$0.06

Weighted Average Shares Outstanding – Basic and diluted	20,222,976	20,000,000

Net Income	$3,586,692	$1,278,359

Other Comprehensive income, net of tax
Foreign currency translation income (loss)	783,406	2,437

Comprehensive Income	$4,370,098	$1,280,796

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income	$3,586,692	$1,278,359
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	25,926	19,004
Amortization of operating lease right-of-use assets	156,543	-
Inventory reserve	24,172	-
Deferred income taxes	(6,044)	-
Changes in operating assets and liabilities:
Accounts receivables	(289,767)	-
Accounts receivable - Related Parties	(646,285)	-
Inventories	(4,518,720)	(26,295)
Advance to suppliers	(1,861,778)	(44,747)
Advance to suppliers - related parties	7,583,425	(4,136,542)
Prepaid expenses and other current assets	218,550	(15,894)
Accounts payables	2,445,100	1,244,593
Deferred revenue	(396,109)	614,316
Operating lease liabilities	(143,339)	-
Taxes payable	830,726	(201,521)
Accrued expenses and other liabilities	(669,939)	412,395
Net cash provided by (used in) operating activities	6,339,153	(856,332)

Cash flows from investing activities:
Advance for purchase of fixed assets	(115,414)	-
Purchase of intangible assets	-	(39,951)
Purchase of equipment	(1,332)	(6,184)
Net cash used in investing activities	(116,746)	(46,135)

Cash flows from financing activities:
Trade notes payable	550,221	-
Deferred offering costs	(379,961)	-
Issuance of Ordinary Shares	10,000,000	-
Capital injection	-	2,273,470
Dividend paid	-	(1,551,081)
Due to related parites	1,174,546	-
Repayment of related party loans	-	(85,687)
Net cash provided by (used in) financing activities	11,344,806	636,702

Effect of exchange rate changes on cash	665,331	49,507

Net increase (decrease) in cash	18,232,544	(216,258)
Cash, beginning of year	11,511	227,769
Cash, end of year	$18,244,055	$11,511

Supplemental disclosure information:
Cash paid for income tax	$839,325	$573,448
Cash paid for interest	$-	$-

Supplemental non-cash activities:
Right of use assets obtained in exchange for operating lease obligations	$3,480,231	$-

The accompanying notes are an integral part of these consolidated financial statements.